Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: April 15, 2022

On April 8, 2022, Jon Sabes, the Chief Executive Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, spoke with David Drapkin and Joanna Makris on a podcast interview.

The following is an approximate transcript of a podcast interview first made available on April 8, 2022.

David Drapkin (Boardroom Alpha) 00:02

All right. Hey, everyone, welcome back to know who drives return. I'm David Drapkin, joined by Joanna MaKris. Today we have John Sabes, who's the CEO of FOXO Technologies. FOXO is going public via SPAC via Delwinds Insurance Acquisition Corp, in a deal that was announced towards the end of February. So, Jon, congrats on announcing the deal. And you know, thanks so much for taking the time to talk to us today.

Jon Sabes (CEO, FOXO Technologies) 00:26

Thanks, David. Happy to be here. Good to see you, Joanna, and everyone else who is listening.

David Drapkin (Boardroom Alpha) 00:32

You have an interesting background and awesome one, how about you give a bit of an introduction to yourself? And who's Jon?

Jon Sabes (CEO, FOXO Technologies) 00:38

Who is Jon? Yeah, look, Jon’s a serial entrepreneur. I'm a financial services guy at the end of the day, I think to bring some perspective on how do we get here. You know, FOXO, is, while we're integrating molecular biotechnology to life insurance, that's a huge thing, we will unbundle that, hopefully in this podcast, but look, Jon, I like challenges. I like opportunities. And I like to be creative. And I think there's just I found an incredible opportunity to modernize an industry, for the benefit of the consumers who buy the products and ultimately for the industry. And so, who's Jon, I mean, boy, we could spend multiple days on that, but I'm really happy to be here, and I'm super happy to be working on FOXO, and talking to y'all about it.

David Drapkin (Boardroom Alpha) 01:28

Awesome. And just again, beginning, because we do we do love to focus on SPACs over here a little bit curious as to, you know, why is now the right time to (a) become a public company, you know, given where Fox was in its lifecycle, and (b) were there, you know, other routes that you you know, considered in terms of, you know, raising capital just given SPACs right now aren't exactly as hot as they were, you know, a year ago.

Jon Sabes (CEO, FOXO Technologies) 01:54

Yeah, look, great question. Well, how to answer that? Is there is there ever a right time, I've been a public company CEO, we need to capitalize and want to capitalize this company heavily. And so far, haven't been blessed with by the, you know, the gods of SoftBank or anyone else who says, here's $200 million, Jon, go go after this big insurance. Okay, fine. You know, my belief is we can explain our story and get it out there. And there are enough like minded people who will kind of go, “Yeah, that makes sense”. And I want to get behind that and support it. And it might not be the institutional investors historically, who have done the SPACs, and blah, blah, blah, but I think through, you know, your podcast, and I really am grateful for that and to get our message out there that enough people can say, that makes sense and so I want to invest in this today. While I can, at the price, I can, because, you know, hopefully, we're going to make that better.

David Drapkin (Boardroom Alpha) 02:55

I've totally seen others, you know, utilize a similar strategy to, you know, help get the story out there, and be able to tell your story. So that's, that's, that's cool.

Joanna Makris 03:06

So, you're an epigenetic longevity company. (A) what the heck is that? And, (B), you know, describe how you're using technology to disrupt the life insurance industry?

Jon Sabes (CEO, FOXO Technologies) 03:17

Sure. So So my background as you are trying to get out of me, I was working in and around the life insurance industry and one of the things that we were focused on is how to predict how long people live and that would drive returns and and that drives the life insurance industry.

That's, that's their primary thing in which they do; they underwrite to create value. And I just felt as though it was antiquated, there had to be a better way. I mean, you could do so much, I mean, with your phone with your, with your computer. And so I just started challenging my team, I said, There's got to be better ways to understand human mortality and or predictive.

And so I'm not being a scientist myself. And really, you know, taking ownership of that which I ask others to do. I started reading all the peer reviewed articles I could on genetics, telomeres and anything else that I can get my hands on, around what is longevity science, meaning how do we help people live longer? And what signs are doing about that and the universe's is you learn what they die from? And I became aware of it I was on the cover story of Nature magazine, Steve Horvath out of UCLA was featured as the clock watcher and the science of epigenetics and the epigenetic clock. And by that point, I read enough to understand that this thing was different. This thing called epigenetics was different. And that really led me on a journey to where we're really FOXO whose primary goal is to commercialize epigenetic science for underwriting where we believe we can bring a saliva based underwriting solution to an industry that's really struggling in that aspect of its business.

Joanna Makris 04:59

The insurance industry to me seems like an antiquated, you know, it's an it's an a legacy industry, I guess like what’s broken in terms of, you know, the paradigm for underwriting life insurance and how is it going to change? Or how does it need to change?

Jon Sabes (CEO, FOXO Technologies) 05:14

Yeah. What's broken everything? Luck? Yes, you have it there. It's large. It's huge. It's so big. And you know, David, I'm looking through your window, and I see huge buildings behind you in New York City. And these are the some of the largest oldest companies in the world. And they have legacy technology, and, frankly, some legacy thinking. So really, what we've been focused on is how to make life insurance easier to purchase, how do we alleviate the consumer underwriting journey, you know, agents sell the majority of life insurance in the United States of America. 89% of all life insurance premiums are sold by life insurance agents, 49%, are sold by independent agents, and again, that's where I was working in distribution of financial products. And these agents who sell the bulk of the product are struggling. And when I came across the science of epigenetics, I was just ignorant enough to think that it actually might work for underwriting this epigenetic clock, let alone did I know that epigenetics could determine if someone uses tobacco or not the same thing that after you answer, you know, Are you a male or female, they ask you do you smoke or not? And then I learned that the science of epigenetics predicted whether or not or was could measure tobacco use. And so I was just ignorant enough to think that this science could be used through saliva to eliminate the necessity of blood and urine and make the business of selling life insurance easier for the professionals who sell the bulk of the products.

Joanna Makris 06:53

So what kind of information now can we derive from saliva based testing? What are we going to learn?

Jon Sabes (CEO, FOXO Technologies) 06:59

Yeah, so again, this science of epigenetics is measuring gene expression. So we're all born with, you know, a genetic code, we get half a mom and half from sad, that's it. That's our instructions for life. You might think of it as your sheet music, you know, but how you how that, how that instrument is played in orchestrated how that's gene expression. How do you express the sheet music, and that's the science of epigenetics. And gene expression is driven, not surprisingly, by and large, by a lot of the decisions we make along our life, do we smoke or not? Do we exercise or not? The, you know, the example is two genetically identical twins, you know, one smokes, one exercises, and you'll see markedly different health outcomes around that. So, it's a basic science of gene expression, there are chemical tags called methylation that attach along this thing called the epigenome. And we measure these chemical tags to indicate if someone smokes or not. And so we're looking at the very same things that underwriting looks at today, we're just using an electron microscope, versus a microscope that you used in seventh grade, you know, biology. And so we're looking much deeper at molecular biology to measure the very same things that traditional life insurance companies use today with blood in urine and clinical, what we call clinical conventional assays.

Joanna Makris 08:31

So a lot of companies have claimed to kind of revolutionize the insurance industry through AI and data analytics, and we've seen a lot of you know, high profile IPOs that have since kind of soured, so is the challenge in proving the ROI to the insurance company, I guess, like what, what kind of what, what wrong or what, you know, what's changing and how are uniquely positioned now in this space?

Jon Sabes (CEO, FOXO Technologies) 08:57

Yeah, great question. Well, a lot of these companies, first of all, went out at huge valuations out of the box, right? So they did deals at a billion dollars and told everyone, they're going to grow to 12 billion, or they went out to 3 billion. And, you know, that's, that's, that's a much different pattern than going out at say 300 million and saying, we think we can become a billion dollar company, or 2 billion or $12 billion company. So that's number one why I think the market has recognized like way, way, way too. The other thing is, is that I don't want to name names, but look, I think for the most part, the thing and the things that I've seen, were kind of like marginally interesting plays on insurance. It's just like, it just wasn't that novel. And I've been sitting here on the sidelines going wait, wait wait wait wait. You know, we're talking about the we FOXO are talking about the life insurance industry, the biggest other mall, not P&C, not not even a subset of P&C i.e. renter's insurance. Sorry, folks. I'm talking about traditional life insurance, the granddaddy of them and I'm talking about reinventing or re energizing that business with molecular biotechnology. And if you think about FOXO, FOXO’s a proposition for the investor, will molecular biotechnology properly integrated in intersecting into the life insurance industry improve it or not, if it's going to improve it, if you think that's a possibility than we’re your bet. And what I like to say is we're going to the heart of the industry, the very essence and the core of the industry where most everything I've seen, my view has been sort of on the periphery, it's been digitizing and online and this and that, it's like marginal work, we're going to the absolute heart of the engine, so to speak of saying, hey, we think there's a better value proposition for consumers and life insurance with molecular biotechnology. And we think there's a way to solve a critical, I think the industry calls it the the the biggest pain point in the in the industry, they call it the biggest pain point, which is the customer underwriting journey takes 52 days, on average, insurance agents lose 30% of their sales in the process. No wonder no one wants to sell life insurance anymore. It's horrible. And I've been in front of lots and lots of agents saying what's the problem, and they said, “This is the issue”. And what I like to say is FOXO is being built by agents for agents, we're solving the pain points that fall on distribution on the agents that sell the bulk of the product, and these agents are independent. And so they have freedom to choose which products they want to sell.

Joanna Makris 11:37

So why don't life insurance companies start either acquiring data analytics pieces and trying to do this component themselves? Just curious as to why a gap hasn't been filled?

Jon Sabes (CEO, FOXO Technologies) 11:50

Yeah, well, they are. I mean, they're acquiring data analytics, and they're using AI, and they're doing all of these things. And look, it's not a newsflash, that the direct to consumer genetic industry has has has arrived. I mean, 23andMe, you know, it's been out there for what now 6, 7, 8 years. And, and yet, you know, I'll tell you why. I'll tell you why they've given us, FOXO, this huge, massive opportunity is because we are touching something that's called genetics.

Now, whether that's epigenetics or genetics, but we are touching something that people, frankly, in the industry are very much they're interested in it, but they're afraid of it. And my position has been, this isn't something to be afraid of, this is something to embrace. And it might not be for everyone. And there'll be plenty of carriers who will give consumers other options. But there's a whole bunch of us that we believe that by embracing molecular biotechnology into the life insurance, we can reinvent it, we can reinvigorate it, we can make it easier and more accessible for consumers to buy and easier for agents to sell. And so that's kind of the the big thing that I think FOXO is up to relative to our play, and insurance and investment versus I'd say others.

Joanna Makris 13:07

And I mean, this is kind of simple question, but why can't I as you know, a competitor to FOXO, so go hook up with Illumina and get some, you know, data analytics and try to do the same thing like what's the moat here?

Jon Sabes (CEO, FOXO Technologies) 13:21

There's a great book called Innovation Stack by Mclevy, who's co founder of square with Dorsey. Look, FOXO has got an innovation stack that is really strong, and that creates a big moat. Look, we use Illumina’s technology. That's like saying, I use a Dell computer. I mean, that's just an input. And we use that technology. And the point of Illumina of mentioning aluminum microarray technology is that that's very stable. It's very affordable. And it's really this point, it's creating this opportunity. So we use off the shelf, so to speak technology to create proprietary epigenetic biomarkers. And that is our secret sauce. That is our moat. And how do we create individually predictive epigenetic biomarkers that can tell the insurance carrier trying to underwrite you do you smoke or not? Were you a former smoker? Or were you a never smoker? Okay. Those are questions that the industry cannot answer at this time. And so we were really employing tech, you know, very mature technology to create proprietary epigenetic biomarkers for the purpose and you need to do proprietary research and studies and work to create these these biomarkers. They're not off the shelf.

Joanna Makris 14:44

So there's two pieces to the company story. There's the b2b and b2c so you know, there's selling saliva based underwriting as a service and then there's becoming a life insurance company yourselves. You know, talk to us about the the two pieces and kind of where you are on the path.

Jon Sabes (CEO, FOXO Technologies) 15:02

Sure. So, our goal has always been to be a b2b company, we our goal has always been to sell to the industry, both domestically and globally. Remember that the global life insurance makes up about another two thirds of the life insurance market. And all of those products are mortality based products. So our goal has been to be a b2b, a company selling underwriting services technology based upon epigenetic biomarkers. How do you get there? How do you do that? And so to do that, you know, we've been at it for a while, we've taken a lot of meetings with a lot of insurance companies. And finally, I was just fed up yet, I'm like, I'm done. I can't take this anymore. My life is too short, I'm too excited about the opportunity. And in many ways, I want to build my Tesla, I want to show the industry what an electric car really looks like. Because the best case scenario is I'm going to end up with a volt over there. And so I'm building a Tesla. FOXO Life is a Tesla, we're going to show an electric car really looks like and we think that once people drive an agent's test drive the electric car, they're going to want the rest of the industry are going to want our battery technology. And so again, that's been our goal. So we're working our way backwards, we bought a little shell company, we're going to build our little Tesla, where it'll actually allows us to build our operational capabilities to service General Motors to stay on the analogy. So we have to build all of this infrastructure to service to be this b2b service. So it's actually enabled us to get the machine built and running, we think we're going to quickly expand that into what's called a managing general agency relationship. So we don't really think our proprietary insurance company is going to be a big thing. I've never had any interest or desire to build a 50 state primary carrier. There are plenty of folks who do that real well. So what we want to do is partner with them, and sell those products, FOXOlize those products and work with agents directly. And again, that's where I had experience and I've done this before, where we work with agents to talk about healthy longevity, this is a new reason to buy life insurance, life insurance designed to keep you alive. We've trademarked it. We're molecular health and wellness. And that's part of our consumer engagement platform, not only underwriting, but also consumer engagement, where we can build this into a product, show agents how to talk about healthy longevity, not just you know, investing and mortality protection, but the product itself can add more value to the consumers you're trying to serve, and get this whole machine going so that the industry start to go, Oh, those are pretty cool electric cars, a lot of people want electric cars, maybe we should do electric cars. Well, the easiest way to do that build your own electric car is to call us, we'll be here, we're open for business. And we will sell you, you got your chassis. It's a chassis, it's a UL, it's a whole life. It's a term chassis and we will we will equip your chassis with electrification, which is molecular health and wellness and underwriting technology that will reinvent and reinvigorate your own products.

Joanna Makris 18:17

So you're going to hopefully come out and be a public company knock on wood, you're going to have some capital, what are you going to do? And kind of, you know, kind of where do you see the growth trajectory and where you're going to put your muscle over the next 12 months?

Jon Sabes (CEO, FOXO Technologies) 18:29

Yeah, we're going to be we're going to become a public company in this summer. So stay tuned, we're gonna, we're closing. And we're putting our muscle right now into really building out, we're finishing out all of our build outs that are well underway. preparing to launch our Tesla or voxel life. Little product, and we're building distribution. So right now we're focused on this, this idea of distribution and agents. And so we're getting back out into the field talking with the major life insurance distribution points of the industry, where we know that these products or services that we're creating fit their needs. And then we're talking to our MGA partners, as well, because this announcement has created suddenly this momentum that says, Oh, my God, this thing's gonna happen. What what does this mean? You know, they can't stop us anymore. And so this gets really exciting. And so we want to build on that momentum and get into the market and get this thing that we've dreamed up into the hands of the agents and consumers and we think the rest will be history.

David Drapkin (Boardroom Alpha) 19:38

On that and the excitement and the closing, do you think that you're going to do any incremental financing ahead of the closing? I mean, just call what it is that the way this back market again has been has been operating is you can't stand to assume that you're going to receive you know, the full trust that of this SPAC to you emerging with. So, do you feel comfortable with that about the company's capitalization? You know, going into the into the closing process later this year?

Jon Sabes (CEO, FOXO Technologies) 20:06

Great question, David. It certainly is a, it's a new day, so to speak. And in working with SPACS, I think the good news is, is that I, you know, again, my background, I have a law degree from Universe Minnesota. I've been working in finance, my whole career started at Jefferies & Company in New York. And so, yeah, I think, you know, look, I'm open minded, and I'm gonna stay open minded. And I think that you have to use SPACs, really, as you know, reverse merging into a clean New York Stock Exchange shell. We put zero capital requirements on the closing of this transaction, so we're gonna close. And we raised 22 and a half million dollars as part of the announcement, we got a facility $40 million equity facility provided by Cantor as part of the close. And I think, yeah, we'll probably do some financing as we move through the close and that will then lead to the continued growth and momentum that I'm talking about. So this announcement has created suddenly, this moment where the industry they've been hearing from me for a while, yeah, but suddenly, like, oh, wow, this is happening. And so the rest of the world can start to now pay attention and hopefully get on board with us as we go get towards that close.

David Drapkin (Boardroom Alpha) 21:25

And you mentioned earlier, but in speaking to several companies who are going public for, they don't have public company CEO experience as you do, right, so you've been in the seat, you've dealt with, you know, you know, public investors, what lessons are you going to bring from, from your previous experience, you know, into this, you know, seemingly much different one, right now?

Jon Sabes (CEO, FOXO Technologies) 21:49

Well, I just, I always want to grow as a professional, you know, and I always want to take the lessons and experience that I've gained and apply it. So, how are you going to do it differently? I, you know, I'm going to keep being as radically transparent and open and honest and available as I can, and, and work as diligently as I can to to create, you know, the business. I can see, I've grown as a professional, I mean, I love my teams I've worked with in the past, but I'll tell you that the team I am working with, and it almost goes back to some of the questions, Joanne, that you're paying this team I've assembled, which is multidisciplinary, is incredible. So I can see the benefit of me growing as a professional, this team that's behind me is really building out this company in ways in which I, frankly, I could have never imagined, which frees me up to be a better CEO, ultimately, to do the things that I should do as a CEO.

David Drapkin (Boardroom Alpha) 22:51

And then I guess, you know, on a personal level, any any Iron Man's in your future?

Jon Sabes (CEO, FOXO Technologies) 23:00

You know, ultra distance sports teaches you can teach you a lot as a CEO and as an entrepreneur. You don't necessarily know how you're going to get there, but some some way you figure out a way to get there. And that's that's an all in any ultra event, Iron Man's or otherwise, I'm going to do the snowman race in Bhutan, which is an ultra-run event this fall. So that would be that would be the thing on my you know, finally getting back to some Ultra. By the way you make David you'll appreciate this I call FOXO so this is my Everest, I'm never gonna climb Mount Everest, you know, I don't have but this is my Everest, you know, and I love it. I love the challenge of climbing this, this mountain is dangerous. There's there's a lot of uncertainty on what how it unfolds. But boy, it's it's really exciting. It's big. It's a challenging opportunity, and it's going to be exciting to get to that summit.

David Drapkin (Boardroom Alpha) 24:02

If you're running super marathons in the snow, something tells me you can join the right group and summit Everest.

Joanna Makris 24:16

I'm just curious, because you have gathered so much information. I mean, what are some of the biggest revelations that you've you know, learned from just the personal health and longevity perspective? I feel like you'd have a lot of insights on how we should live our lives better.

Jon Sabes (CEO, FOXO Technologies) 24:32

Yeah, you know, I tell you, I learned learning that genetics isn't you know, even every day it kind of I look a little bit more and sound a little bit more like my father. But knowing about epigenetics in gene expression, recognizing some of the things I learned in seventh grade biology, you know, that that same copy of the DNA that I received from mom and dad, in every I think we're about 20 trillion cells right now, in every single cell. In fact, if you strung that DNA together, you go to the moon, you know, the Earth and Moon back, many, many, many times, learning just how we as humans are, and the biology and how it all works has just been such a great and rewarding opportunity to relearn as an adult. And so I think just being aware that we have the choices we make have meaningful impact in our in our own longevity, whether that's just better sleep, eating right, and exercising gives you more power and incentive to do those things. At the same time. companies like Altos Labs, there's a number of longevity science based companies, we're living in the biological century, this was, you know, Steve Jobs, and Craig Venter, they all talked about this genomic revolution that's happening. What's really interesting about that, and why it's happening now is because we needed the maturation of machine learning. So it's really now it's the combination of machine learning with this high sequencing, platform technology that is really leading to an era of precision based diagnostics and therapeutics. And being aware of that, and being on the front of that is really exciting. Even a lot of those companies are beat up. And that's all we're not supposed to talk about that, I will guarantee you that coming out of COVID, where all this stuff's been sidelines for two years, because that whole industry was trying to solve for COVID. Now that those labs are finally done dealing with COVID, for the most part, knock on wood, praying, you know, and can go back to solving for healthy longevity, trust me, we're going to be seeing a lot of new things in the marketplace that are really going to help you live better, healthier lives. And and we think life insurance is the absolute right place to do that. Because who's more motivated for you to stay alive, healthier and longer; the life insurance company. So it's a perfect alignment of interest. And look, that's a benefit of my insurance policy. I'm in like, I want to buy it.

David Drapkin (Boardroom Alpha) 27:14

Any other questions for John?

Joanna Makris 27:18

No, it's exciting. We await your public debut and we'll stay posted on what you're up to.

Jon Sabes (CEO, FOXO Technologies) 27:23

I'm always available. So whenever you want to talk, please. Lovely conversation. Thank you.

David Drapkin (Boardroom Alpha) 27:28

Awesome, John. Thanks again. Super interesting and echo Joanna excited to follow the progress here. So really, thanks again.

Jon Sabes (CEO, FOXO Technologies) 27:36

Thanks, David. Thanks, Joanna. Take care.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

Delwinds and FOXO will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Form S-4 (the “Registration Statement”) to be filed by Delwinds, which will include a prospectus with respect to Delwinds’ securities to be issued in connection with the business combination (the “Transaction”), and a proxy statement of Delwinds (the “Proxy Statement”), to be used at the meeting of Delwinds’ stockholders to approve the Transaction and related matters. INVESTORS AND SECURITY HOLDERS OF DELWINDS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FOXO, DELWINDS AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Transaction will be mailed to stockholders of Delwinds as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FOXO, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Such forward-looking statements include, but not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding FOXO and the proposed Transaction and the future held by the respective management teams of Delwinds or FOXO, the anticipated benefits and the anticipated timing of the proposed Transaction, future financial condition and performance of FOXO and expected financial impacts of and proceeds from the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions by Delwinds’ public stockholders and the products and markets and expected future performance and market opportunities of FOXO. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “strategy,” “may,” “might,” “strategy,” “opportunity,” “plan,” project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Delwinds’ securities, (ii) the risk that the proposed Transaction may not be completed by Delwinds’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Delwinds, (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the definitive agreement related to the business combination (the “Merger Agreement”) between Delwinds and FOXO by the stockholders of Delwinds and FOXO, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the proposed Transaction on FOXO’s business relationships, operating results, and business generally, (vi) risks that the proposed Transaction disrupts current plans and operations of FOXO, (vii) the outcome of any legal proceedings that may be instituted against FOXO or against Delwinds related to the Merger Agreement or the proposed Transaction, (viii) the ability to maintain the listing of Delwinds’ securities on a national securities exchange, (ix) changes in the competitive and highly regulated industries in which FOXO operates, variations in operating performance across competitors, changes in laws and regulations affecting FOXO’s business, and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, (xii) potential inability of FOXO to establish the managing general agency, insurance carrier or other relationships required to advance its goals or to achieve its commercialization and development plans, (xiii) the enforceability of FOXO’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive biotechnology industry or in the markets or industries in which FOXO’s prospective customers operate, including the highly regulated insurance industry. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Delwinds’ final initial public offering prospectus dated December 11, 2020. Delwinds’ Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 7, 2022 and risks and uncertainties indicated in the Registration Statement filed with the SEC on April 8, 2022, including those set forth under “Risk Factors” therein, and other documents filed or to be filed by Delwinds from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and FOXO and Delwinds assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither FOXO nor Delwinds gives any assurance that either FOXO or Delwinds, or the combined company, will achieve its expectations.

Participants in the Solicitation

Delwinds and FOXO and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Transaction. Delwinds stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Delwinds in final prospectus filed with the SEC on December 10, 2020, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The disclosure herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.